                      Independent Auditors' Report


To the Board of Directors and Shareholder
Great Lakes Fund, Inc.:


We have audited the accompanying statement of assets and liabilities of Great Lakes Fund, Inc., including the portfolio of investments, as of December 31, 1995 and the related statements of operations and changes in net assets and the financial highlights for the period from May 1, 1995 (commencement of operations) to December 31, 1995. These financial statements and financial highlights are the responsibility of the Company's management. Our responsi-bility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant esti-mates made by management, as well as evaluating the overall financial state-ment presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Great Lakes Fund, Inc. as of December 31, 1995, the results of its operations and changes in net assets and its financial highlights for the period from May 1, 1995 (commencement of operations) to December 31, 1995, presented in con-formity with generally accepted accounting principles.


                                             KPMG Peat Marwick, LLP

February 16, 1996
New York, New York

GREAT LAKES FUND, INC.

Statement of Assets and Liabilities

 December 31, 1995

         Assets
Investments, at value (cost $744,578,416)                $867,540,243
Cash                                                            9,449
Dividends receivable                                        1,628,555
Interest receivable                                            30,671
Prepaid expenses                                               52,927
Deferred organization cost, net                                30,406

Total Assets                                              869,292,251

       Liabilities
AMPS dividends payable (note 4)                               695,528
Common stock dividends payable                              2,219,168
Accrued expenses                                               14,831
Notes payable  (note 5)                                       319,000
Accrued interest expense  (note 5)                              9,393

Total Liabilities                                           3,257,920

Net Assets                                               $866,034,331

Net assets are represented by:
     Series A Auction Market Preferred Stock, $.01 par value
          at liquidation preference $100,000 per share,
          1,000 shares authorized,
          issued and outstanding                          100,000,000
     Series B Auction Market Preferred Stock, $.01 par value
          at liquidation preference $100,000 per share,
          1,000 shares authorized,
          issued and outstanding                          100,000,000
     Series C Auction Market Preferred Stock, $.01 par value
          at liquidation preference $100,000 per share,
          1,000 shares authorized,
          issued and outstanding                          100,000,000
     Series D Auction Market Preferred Stock, $.01 par value
          at liquidation preference $100,000 per share,
          500 shares authorized,
          issued and outstanding                           50,000,000
Common stock at par value, $.01 per share,
          199,996,500 shares authorized,
          37,508,445.64 shares issued and outstanding         375,084
Additional paid-in capital                                392,716,012
Distribution in excess of net realized gains                  (18,592)
Net unrealized appreciation of investments                122,961,827

Net Assets                                               $866,034,331

Net asset value per common shares outstanding                  $13.76

See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Statement of Operations

For the period from May 1, 1995 (commencement of operations) to December 31, 1995



Investment income:
       Dividend income                                    $11,610,941
       Interest income                                        121,686

Total investment income                                    11,732,627


Expenses:
       Broker dealer fee                                      463,555
       Legal fees                                             124,474
       Rating agencies fees                                    90,833
       Independent accountants                                 31,550
       Auction agent fee                                        9,834
       Custody / administration fees (note 2)                  81,420
       Directors fees and expenses                             10,800
       Interest expense                                        20,647
       Insurance                                                5,146
       Investment management fee  (note 2)                     49,224
       Amortization of organizational costs                     4,678
       Miscellaneous expenses                                     525

Total expenses                                                892,686

Net investment income                                      10,839,941

Net realized and unrealized gains on investments:
      Net realized gain on investments:
                    Proceeds from sales       $19,212,240
                    Cost of securities sold  (18,915,962)

                                                              296,278

           Unrealized appreciation of investments:
                    Beginning of period                0
                    End of period            122,961,827
       Increase in net unrealized
         appreciation of investments                      122,961,827

Net increase in net assets resulting from operations      134,098,046

See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.

Statement of Changes in Net Assets

For the period from May 1, 1995 (commencement of operations) to December 31, 1995


From operations:
       Net investment income                              $10,839,941
       Net realized gain on investments                       296,278
       Net change in unrealized appreciation
            on investments                                122,961,827

Increase in net assets resulting from operations          134,098,046

Dividends to stockholders from net investment income:
       Auction market preferred stock                      (8,874,439)
       Common stock                                        (1,965,502)

                                                          (10,839,941)

Dividends to stockholders from net realized gains
       Auction market rate preferred stock                          0
       Common Stock                                          (314,870)

Decrease in net assets resulting from                     (11,154,811)
dividends to stockholders

From issuance of capital shares:
       Auction market preferred stock                     350,000,000
       Common stock                                       393,091,096

                                                          743,091,096

Total increase in net assets                              866,034,331

Net assets:
       Beginning of period                                          0

       End of period                                      866,034,331

See accompanying notes to the financial statements.

GREAT LAKES FUND, INC.
Notes to the Financial Statements
December 31, 1995


(1)  Organization and Significant Accounting Policies

     The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

     The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies.

     In May 1995, the Fund sold $200 million of Auction Market Preferred Stock ("AMPS") and purchased securities with an aggregate fair value of $449,301,107 from a collective trust fund for employee benefit plans in exchange for 24,930,110.7 shares of common stock and $200 million in cash.

     The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

     (a)  Security Valuation

          Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

     (b)  Security Transactions

          Security transactions are accounted for on a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date.

     (c)  Federal Income Taxes

          It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

     (d)  Distribution of Income and Gains

          The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net capital gains, if any, are distributed annually.

     (e)  Use of Estimates

          Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

  (2)     Related Party Transactions

     A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

     For the period from May 1, 1995 (inception) to December 31, 1995, dividends paid to the common stockholder were $2,280,372.

     During the year, the Fund issued $150 million in AMPS and 12,578,234.94 in shares of common stock with a fair value of $143,788,989.46. The Fund purchased securities with an aggregate market value of $293,788,989.46 with the proceeds from the sale of AMPS and common stock.

     Comerica Bank serves as both custodian and administrator for the Fund. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The management fee is calculated and accrued on a monthly basis.

  (3)     Investment Transactions

     The aggregate cost of securities purchased and the aggregate proceeds of securities sold, for the year ended December 31, 1995 were $763,494,378 and $19,212,240,respectively.

     As of December 31, 1995 based on cost for Federal income tax purposes, the aggregate gross unrealized appreciation and depreciation for all securities were $136,804,751 and $13,842,924, respectively.

  (4)     Auction Market Preferred Stock

     The Fund has outstanding at December 31, 1995, 1000 shares each of Series A, Series B and Series C and 500 shares of Series D AMPS at a liquidation value of $100,000 per share. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate
     set through a Dutch Auction.   The AMPS rates in effect on December
     31, 1995 were 4.5%, 4.75%, 4.63% and 4.5% for Series A, Series B,
     Series C and Series D, respectively.

     Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

     In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under mandatory redemption of the AMPS is $100,000 per share plus accumulated and unpaid dividends.

  (5)     Notes Payable

     As of December 31, 1995, the Fund had $319,000 of principal notes outstanding to investors. The notes due on May 8, 2020, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of December 31, 1995, the Fund was paying interest at 10% per annum.

GREAT LAKES FUND, INC.

Financial Highlights

For the period from May 1, 1995 (commencement of operations) to December 31, 1995


For a share of common stock outstanding throughout the period:

          Net asset value, beginning of period                 $10.00

          Net investment income                                  0.33
          Net gains on investments
               realized and unrealized                           3.76

Total from investment operations                                 4.09

          Less distributions from net investment income and net realized gains:
          Common share equivalent of dividends paid
               to AMPS holders                                  (0.27)
          Dividends paid to common shareholders                 (0.05)

Total distributions                                             (0.32)

Net asset value, end of period                                 $13.77

Total investment return                                       40.90%*

Net assets at end of period (000s)                           $866,034

Ratio of expenses to average net assets applicable to common
       shares                                                    0.10%

Ratio of net investment income to average net assets applicable
       to common shares +                                        0.23%

Portfolio turnover                                               2.22%


+Net investment income is adjusted for distributions paid to AMPS holders. *Total investment return for the period; not annualized.

See accompanying notes to financial statements.

GREAT LAKES FUND, INC.

Portfolio of investments

December 31, 1995


      No. of
      shares                                                      Value

Common Stocks
                 BUILDING AND CONSTRUCTION                1.41%

                   BUILDING MATERIALS
      18,200     CHAMPION INTERNATIONAL CORP                      $764,400
      16,700     GEORGIA PACIFIC CORP                            1,146,038
      72,300     HOME DEPOT                                      3,461,363
      14,600     LOUISIANA PACIFIC CORP                            354,050
      24,000     MASCO CORPORATION                                 753,000

                   CONSTRUCTION EQUIPMENT
       7,400     GIDDINGS & LEWIS                                  122,100

                   PAINT AND FLAT GLASS
      39,000     PPG INDUSTRIES INC                              1,784,250
      17,800     SHERWIN WILLIAMS COMPANY                          725,350

                   INDUSTRIAL CHEMICALS
       9,600     GREAT LAKES CHEMICAL CORP                         691,200
      12,200     ROHM & HAAS CO                                    785,375

                   MISCELLANEOUS
      17,600     FLUOR CORP                                      1,161,600
       7,800     FOSTER WHEELER CORP                               331,500
       7,100     KAUFMAN & BROAD HOME CORPORATION                  105,613

                      TOTAL BUILDING AND CONSTRUCTION          $12,185,838

                 CHEMICALS AND DRUGS                     13.27%

                   CHEMICALS
      19,900     AIR PRODUCTS & CHEMICALS INC                   $1,049,725
      56,000     AMGEN INC COMMON STOCK                          3,325,000
      23,400     BOSTON SCIENTIFIC CORP                          1,146,600
      42,600     DOW CHEMICAL CO                                 2,997,975
     123,800     DUPONT DE NEMOURS & CO.                         8,650,525
      15,900     EASTMAN CHEMICAL CO                               995,738
      39,950     ENGLEHARD CORP                                    868,913
       7,200     FMC CORP-NEW                                      486,900
      17,400     GRACE WR & CO                                   1,028,775
      23,800     HERCULES INC                                    1,341,725
      22,400     MONSANTO CO                                     2,744,000
      31,100     MORTON INTERNATIONAL                            1,115,713

      13,700     NALCO CHEMICAL CO                                 412,713
      27,700     PRAXAIR INC                                       931,413
      11,700     SIGMA-ALDRICH CORP                                579,150
      28,000     UNION CARBIDE CORPORATION                       1,050,000

                   DRUGS
     169,800     ABBOT LABS                                      7,089,150
      12,100     ALZA CORP CLASS A                                 299,475
      65,600     AMERICAN HOME PRODUCTS                          6,363,200
     101,000     BRISTOL MYERS SQUIBB CO                         8,673,375
     140,600     JOHNSON & JOHNSON                              12,038,875
     112,400     LILLY ELI & COMPANY                             6,322,500
     230,200     MERCK & COMPANY, INC.                          15,135,650
      45,820     PHARMACIA & UPJOHN INC                          1,775,525
     120,100     PFIZER INC                                      7,566,300
      68,700     SCHERING PLOUGH                                 3,761,325
      43,600     WALGREEN CO                                     1,302,550

                   COSMETICS
       5,800     ALBERTO CULVER CO CLASS B                         199,375
      13,600     AVON PRODUCTS INC                               1,025,100
      20,400     INTERNATIONAL FLAVORS & FRAGRANCES                979,200

                   HEALTH PRODUCTS/CARE
       9,700     ALLERGAN INC                                      315,250
      10,600     BARD C R INC                                      341,850
      12,400     BAUSCH & LOMB INC                                 491,350
      56,400     BAXTER INTERNATIONAL INC.                       2,361,750
      12,800     BECTON DICKINSON & COMPANY                        960,000
      23,100     BEVERLY ENTERPRISES INC                           245,438
     112,600     COLUMBIA/HCA HEALTHCARE CORP                    5,714,450
       9,200     COMMUNITY PSYCHIATRIC CENTERS                     112,700
      16,200     MALLINCKRODT GROUP INC                            589,275
      40,800     TENET HEALTHCARE CORP                             846,600
      13,800     UNITED HEALTHCARE CORP                            903,900
      11,400     U S HEALTH CARE INC                               530,100
      10,800     U S SURGICAL                                      230,850

                      TOTAL CHEMICAL AND DRUGS                $114,899,975

                  CONSUMER PRODUCTS                      13.25%

                   CONFECTIONS AND BEVERAGES
      45,000     ANHEUSER-BUSCH COS                             $3,009,375
      12,800     BROWN FORMAN INC CLASS B                          467,200
     239,200     COCA COLA COMPANY                              17,760,600

      24,900     NEWELL COMPANY                                    644,288
     164,100     PEPSICO INC                                     9,169,088

                   CONTAINERS
       9,800     AVERY DENNISON CORP                               491,225
       5,700     BALL CORPORATION                                  156,750
      16,400     CROWN CORK & SEAL INC                             684,700
      10,800     STONE CONTAINER                                   155,250
       9,600     TEMPLE INLAND INC                                 423,600

                   PACKAGED FOOD
      97,230     ARCHER DANIELS MIDLAND CO                       1,750,140
      30,600     CPC INTERNATIONAL, INC.                         2,099,925
      49,000     CAMPBELL SOUP CO                                2,940,000
      44,000     CONAGRA INC                                     1,815,000
       7,300     COORS ADOLPH CO CLASS B                           161,513
      30,100     GENERAL MILLS INCORPORATED                      1,738,275
      78,300     HEINZ H J COMPANY                               2,593,688
      16,800     HERSHEY FOODS CORP                              1,092,000
      45,800     KELLOG COMPANY                                  3,538,050
      17,800     PIONEER HI BRED INTERNATIONAL INC                 990,125
      27,900     QUAKER OATS CO                                    962,550
      18,400     RALSTON-PURINA GROUP                            1,147,700
      97,700     SARA LEE CORPORATION                            3,114,188
      37,300     SYSCO CORP                                      1,212,250
      21,200     WRIGLEY WILLIAM JR CO                           1,113,000

                   PAPER
      11,200     AMERICAN GREETINGS CLASS A                        309,400
       8,200     BEMIS CO                                          210,125
       4,000     BOISE CASCADE CORP                                138,500
       8,700     FEDERAL PAPER BOARD INC                           451,313
      50,600     INTERNATIONAL PAPER CO                          1,916,475
      16,300     JAMES RIVER CORP                                  393,238
      57,088     KIMBERLY CLARK CORP                             4,724,032
       8,700     MEAD CORP                                         454,575
       5,600     POTLATCH CORP                                     224,000
      12,100     UNION CAMP CORP                                   576,263
      43,100     WEYERHAEUSER CO                                 1,864,075

                   PRINTING AND PUBLISHING
       5,700     JOSTENS INC                                       138,225
       6,700     KNIGHT-RIDDER INC                                 418,750
       9,900     MCGRAW-HILL COMPANIES INC                         862,538
       4,400     MEREDITH CORP                                     184,250
      15,400     NEW YORK TIMES CO CLASS A                         456,225

      65,800     TIME WARNER INC                                 2,492,175
      23,300     TIMES MIRROR CO CL A NEW                          789,288
      13,400     TRIBUNE CO                                        819,075
      19,650     WESTVACO CORP                                     545,288

                   RECREATIONAL EQUIPMENT
      12,500     BALLY ENTERTAINMENT CORP                          175,000
      20,300     BRUNSWICK CORP                                    487,200
      12,800     HARRAH'S ENTERTAINMENT INC                        310,400
      14,100     HASBRO INC                                        437,100
      40,100     MATTEL INC                                      1,233,075
       4,200     OUTBOARD MARINE CORP                               85,575

                   SOAPS
       9,000     CLOROX CO                                         644,625

                   OTHER CONSUMER PRODUCTS
      31,300     AMERICAN BRANDS INC                             1,396,763
      30,600     COLGATE PALMOLIVE CO                            2,149,650
      15,700     DIAL CORP ARIZ                                    465,113
      83,000     GILLETTE CO                                     4,326,375
     138,500     PROCTER & GAMBLE CO                            11,495,500
      22,300     RUBBERMAID INC                                    568,650
       3,401     SCHWEITZER-MAUDUIT INTL INC                        78,644
       3,800     SPRINGS INDUSTRIES INC                            157,225
      22,700     UST INC                                           757,613
      17,700     WHITMAN CORPORATION                               411,525

                   PHOTOGRAPHY
      73,200     EASTMAN KODAK CO                                4,904,400
       7,400     POLAROID CORP                                     350,575

                   HOUSEHOLD FURN/APPLIANCES
       6,700     ARMSTRONG WORLD INDUSTUSTRIES                     415,400
      21,200     MAYTAG CO                                         429,300

                   RETAIL
       8,400     TJX COMPANIES INC (NEW)                           158,550

                   APPAREL
       3,000     BROWN GROUP INC                                    42,750
      45,000     FRUIT OF THE LOOM CL A                          1,096,875
      59,800     LIMITED INC                                     1,039,025

      13,500     LIZ CLAIBORNE INC                                 374,625
      28,200     NIKE INC CL B                                   1,963,425
       8,300     STRIDE RITE CORP                                   62,250
      10,200     V F CORP                                          538,050

                   BROADCASTING
       7,300     KING WORLD INC                                    283,788

                   MISCELLANEOUS
      25,100     PALL CORPORATION                                  674,563

                      TOTAL CONSUMER PRODUCTS                 $114,711,891

                  DURABLE GOODS                          22.44%

                   AEROSPACE-AIRCRAFT
      68,200     BOEING CO                                      $5,345,175
      11,500     GENERAL DYNAMICS CORP                             679,938
      34,500     LOCKHEED MARTIN CORPORATION                     2,725,500
      24,100     MCDONNELL DOUGLAS CORP                          2,217,200
       9,200     NORTHROP GRUMMAN CORP                             588,800
      45,200     RAYTHEON COMPANY                                2,135,700
      49,600     ROCKWELL INTERNATIONAL                          2,622,600
      14,800     TEXTRON INC                                       999,000
      25,800     UNITED TECHNOLOGIES CORP                        2,447,775

                   AGRICULTURAL MACHINERY
      40,500     CATERPILLAR INC                                 2,379,375
      49,800     DEERE & CO                                      1,755,450

                   AUTOMOBILE AND PARTS
      76,100     CHRYSLER CORP                                   4,214,038
       9,700     COOPER TIRE & RUBBER                              238,863
       7,200     CUMMINS ENGINE INC                                266,400
      20,100     DANA CORP                                         587,925
      15,600     EATON CORP                                        836,550
       9,800     ECHLIN INC                                        357,700
     181,200     FORD MOTOR CO                                   5,254,800
     137,400     GENERAL MOTORS CORP                             7,265,025
      21,600     GENUINE PARTS CO                                  885,600
      16,400     NAVISTAR INTL CORP (NEW)                          172,200
      14,000     TRW INC                                         1,085,000
       8,300     VARITY CORP NEW                                   308,138

                   ELECTRICAL
      52,504     AMP INC                                         2,014,841
      48,000     EMERSON ELECTRIC COMPANY                        3,924,000
      24,200     HONEYWELL INC                                   1,176,725
       5,900     RAYCHEM CORP                                      335,563
      76,900     WESTINGHOUSE ELECTRIC CORPORATION               1,268,850

                   ELECTRONICS
      19,300     ADVANCED MICRO-DEVICES                            318,450
      39,200     APPLIED MATLS INC                               1,543,500
      58,300     CISCO SYSTEMS INC                               4,350,638
      11,500     E G & G INC                                       278,875
     322,100     GENERAL ELECTRIC CORPORATION                   23,191,200
       9,600     GENERAL SIGNAL CORP                               310,800
     114,400     HEWLETT PACKARD CO                              9,581,000
     209,800     INTEL CORP                                     11,906,150
      38,000     LORAL CORPORATION                               1,344,250
      46,200     MICRON TECHNOLGY INC.                           1,830,675
      34,800     NATIONAL SEMICONDUCTOR CORP                       774,300
       9,800     NATIONAL SERVICES INDUSTRIES INC                  317,275
      75,300     ORACLE CORPORATION                              3,190,838
       8,700     PERKIN ELMER CORP                                 328,425
       9,200     TEKTRONIX INC                                     451,950
       8,600     TELEDYNE INC                                      220,375
      46,200     TEXAS INSTRUMENTS                               2,390,850
       3,500     THOMAS AND BETTS CORPORATION                      258,125

                   INDUSTRIAL MACHINERY
       5,400     BRIGGS & STRATTON CORP                            234,225
       8,500     CINCINNATI MILACRON INC                           223,125
      17,200     COOPER INDUSTRIES INC                             632,100
      21,600     DOVER CORPORATION                                 796,500
       5,800     HARNISCHFEGER INDUSTRIES INC                      192,850
      23,400     INGERSOLL RAND CO                                 821,925
       1,700     NACCO INDUSTRIES INC CLASS A                       94,350
       7,000     TRINOVA CORP                                      200,375

                   OFFICE EQUIPMENT AND SUPPLIE
      19,200     ALCO STANDARD CORP                                876,000
      17,700     DELUXE CORP                                       513,300
       5,500     HARLAND JOHN H COMPANY                            114,813
      27,900     PITNEY BOWES INC                                1,311,300
      22,400     XEROX CORPORATION                               3,068,800

                   RUBBER
       5,300     GOODRICH B F CO                                   361,063
      29,500     GOODYEAR TIRE & RUBBER CO                       1,338,563
      12,600     PREMARK INTERNATIONAL INC                         637,875

                   OTHER DURABLE GOODS
      35,000     CORNING INCORPORATED                            1,120,000
       7,200     CRANE CO                                          265,500
      23,300     ILLINOIS TOOL WORKS INC                         1,374,700
       8,600     MILLIPORE CORP                                    353,675
      80,700     MINNESOTA MINING & MANUFACTURING                5,346,375
      12,900     OWENS CORNING FIBERGLASS CORP-NEW                 578,888
       8,100     STANLEY WORKS                                     417,150

                   COMPUTERS AND SOFTWARE
      26,200     APPLE COMPUTER INC                                835,125
     102,700     CUC INTERNATIOANL                               3,504,638
      42,500     CABLETRON SYSTEMS INC.                          3,442,500
       9,200     CERIDIAN CORP (FORMERLY CONTROL DATA CORP DEL)    379,500
      57,300     COMPAQ COMPUTER CORPORATION                     2,750,400
      50,850     COMPUTER ASSOCIATES INTERNATIONAL INC.          2,892,094
       5,000     CRAY RESEARCH INC                                 123,750
       8,100     DATA GENERAL CORP                                 111,375
      39,500     DIGITAL EQUIPMENT CORPORATION                   2,532,938
       6,600     INTERGRAPH CORP                                   103,950
     136,400     IBM COMMON                                     12,514,700
     136,100     MICROSOFT CORP                                 11,942,775
      84,900     NOVELL INC                                      1,209,825
      38,300     SILICON  GRAPHICS                               1,053,250
      45,800     SUN MICROSYSTEMS                                2,089,625
      11,400     TANDEM COMPUTERS INC                              121,125
      36,500     UNISYS CORP                                       205,313

                   HOUSEHOLD FURN/APPLIANCES
      13,000     WHIRLPOOL CORP                                    692,250

                   TELECOMMUNICATIONS
      83,200     AIRTOUCH COMMUNICATIONS                         2,350,400
       9,900     ANDREW CORP                                       378,675
      26,900     DSC COMMUNICATIONS                                991,938

                   MISCELLANEOUS
      56,300     ALLIED-SIGNAL INC                               2,674,250
      17,300     BLACK & DECKER CORP                               609,825

      25,300     ITT INDUSTRIES INC                                607,200
       8,900     JOHNSON CONTROLS INC                              611,875
      18,300     PARKER HANNIFIN CORP                              626,775
       7,000     SNAP ON TOOLS CORPORATION                         316,750
      30,400     TYCO LABRATORIES INC                            1,083,000

                      TOTAL DURABLE GOODS                     $194,305,672

                  FINANCIAL                              13.77%

                   BANKS
      78,000     BANC ONE CORP                                  $2,944,500
      26,900     BANK OF BOSTON CORP                             1,244,125
      35,100     BANK NEW YORK INC                               1,711,125
      71,900     BANKAMERICA CORPORATION                         4,655,525
      15,600     BANKERS TRUST NEW YORK CORP                     1,037,400
      18,900     BARNETT BANKS INC                               1,115,100
      27,200     BOATMEN'S BANCSHARES INC                        1,111,800
      45,500     CHASE MANHATTAN CORP                            2,758,438
      48,700     CHEMICAL BANKING CORPORATION (FORMERLY CHEMICA  2,861,125
      88,000     CITICORP                                        5,918,000
      27,700     CORESTATES FINANCIAL CORP                       1,049,138
      34,100     DEAN WITTER DISCOVER & CO                       1,602,700
      59,514     FIRST CHICAGO NBD CORP                          2,350,803
      13,500     FIRST FIDELITY BANCORPORATION NEW               1,017,563
      12,200     FIRST INTERSTATE BANCORP                        1,665,300
      32,800     FIRST UNION CORP                                1,824,500
      51,257     FLEET FINANCIAL GROUP INC                       2,088,723
      36,900     KEYCORP NEW                                     1,337,625
      30,500     MBNA CORP                                       1,124,688
      24,000     MELLON BANK CORP                                1,290,000
      39,400     MORGAN J P & CO                                 3,161,850
      27,600     NATIONAL CITY CORP                                914,250
      45,800     NATIONSBANK CORP                                3,188,825
      71,400     NORWEST CORP                                    2,356,200
      43,000     PNC FINANCIAL CORPORATION                       1,386,750
      30,800     REPUBLIC NEW YORK CORP                          1,913,450
      20,700     SUNTRUST BANKS INC                              1,417,950
      19,800     U S BANCORP ORE                                   665,775
      31,300     WACHOVIA CORP                                   1,431,975
       9,500     WELLS FARGO & CO                                2,052,000

                   FINANCE COMPANIES
      89,500     AMERICAN EXPRESS CO                             3,703,063
      10,700     BENEFICIAL CORP                                   498,888
      39,400     FEDERAL HOME LOAN MORTGAGE CORP                 3,289,900
      20,400     HOUSEHOLD INTERNATIONAL CORP                    1,206,150

                   HOLDING COMPANY
       4,100     EASTERN ENTERPRISES                               144,525

                   FIRE AND CASUALTY INSURANCE
      16,200     CHUBB CORP                                      1,567,350
      13,800     GENERAL RE CORP                                 2,139,000
      24,400     SAFECO CORP                                       841,800

                   INSURANCE
      21,100     AETNA LIFE & CASUALTY CO                        1,461,175
       8,500     ALEXANDER & ALEXANDER SERVICES INC                161,500
     103,669     ALLSTATE CORPORATION                            4,263,388
      91,350     AMERICAN INTERNATIONAL GROUP                    8,449,875
      12,300     CIGNA CORP                                      1,269,975
      25,300     ITT HARTFORD                                    1,223,888
      69,800     LOEWS CORP                                      5,470,575
      11,600     MARSH & MCLENNAN COMPANIES INC.                 1,029,500
      14,000     SAINT PAUL COMPANIES INC                          778,750
      11,100     TORCHMARK CORPORATION                             502,275
      12,400     TRANSAMERICA CORP                                 903,650
      67,500     TRAVELERS GROUP INC                             4,244,063
      11,600     UNUM CORPORATION                                  638,000
      22,500     USF & G CORP                                      379,688

                  LIFE INSURANCE
      39,000     AMERICAN GENERAL CORP                           1,360,125
      12,450     JEFFERSON PILOT CORP                              578,925
      17,000     LINCOLN NATIONAL CORP IND                         913,750
      15,600     PROVIDIAN CORP                                    635,700
         337     TRANSPORT HOLDINGS, INC                            13,733
       6,450     USLIFE CORP                                       192,694

                   REAL ESTATE
      57,600     FEDERAL NATIONAL MORTGAGE ASSOCIATION           7,149,600

                   SAVINGS & LOANS
      28,500     AHMANSON H F & CO                                 755,250
      14,100     GOLDEN WEST FINANCIAL CORP                        779,025
      32,300     GREAT WESTERN FINANCIAL                           823,650

                   BROKERAGE
      38,200     MERRILL LYNCH & CO                              1,948,200
      21,700     SALOMON INC                                       770,350

                      TOTAL FINANCIAL                         $119,285,177

                METALS AND MINING                       0.87%

                   ALUMINUM
      36,000     ALUMINUM CO OF AMERICA                         $1,903,500
      12,500     REYNOLDS METALS CO                                707,813

                   MINING
      21,100     HOMESTAKE MINING CO                               329,688

                   STEEL
      20,200     ARMCO, INC.                                       118,675
      13,600     BETHLEHEM STEEL CORPORATION                       190,400
       8,700     INLAND STEEL INDUSTRIES INC                       218,588
      11,300     NUCOR CORP                                        645,513
       7,400     TIMKEN CO                                         283,050
      10,400     USX-U S STEEL GROUP                               319,800
      14,900     WORTHINGTON INDUSTRIES INC                        310,106

                   OTHER METALS
       8,100     ASARCO INC                                        259,200
      15,300     NEWMONT MINING CORP                               692,325
      12,000     PHELPS DODGE CORP                                 747,000
      15,000     FREEPORT-MCMORAN COPPER-B                         421,875

                   MINERALS
      16,200     CYPRUS AMAX MINERALS CO                           423,223

                      TOTAL METALS AND MINING                   $7,570,756

                  OIL-ENERGY                              7.88%

                   OIL & GAS PRODUCERS
      18,500     AMERADA HESS CORP                                $980,500
     100,800     AMOCO CORPORATION                               7,245,000
      21,800     COASTAL CORP                                      812,050
      16,400     ENSERCH CORP                                      266,500
       5,500     HELMERICH AND PAYNE INC.                          163,625
      68,300     OCCIDENTAL PETROLEUM CORP                       1,459,913
      18,800     ROWAN COMPANIES INC                               185,650
      16,700     SANTA FE ENERGY RES INC                           160,738
      32,200     TENNECO INC                                     1,597,925
      70,000     USX-MARATHON GROUP COM NEW FORMERLY USX CORP    1,365,000

                   NATURAL RESOURCES
      36,500     DRESSER INDUSTRIES INC                            889,688
      10,400     KERR MCGEE CORP                                   660,400
       6,300     LOUISIANA LAND & EXPLORATION CO                   270,113
      25,300     WILLIAMS COMPANIES INC-DELAWARE                 1,110,038

                   OIL EQUIPMENT, WELLS & SVCS
      13,200     ASHLAND, INC                                      463,650
      31,200     BAKER HUGHES INC                                  760,500
      23,800     HALLIBURTON CO                                  1,204,875
      11,000     WESTERN ATLAS INC                                 555,500

                   OIL - DOMESTIC
      21,600     BURLINGTON RESOURCES INC                          847,800
       9,500     PENNZOIL CO                                       401,375
      46,700     PHILLIPS PETROLEUM CO                           1,593,638
      45,500     UNOCAL CORP                                     1,325,188

                   OIL - INTERNATIONAL
      29,900     ATLANTIC RICHFIELD CO                           3,311,425
     121,300     CHEVRON CORP                                    6,368,250
     254,300     EXXON CORP.                                    20,375,788
      80,600     MOBIL CORP                                      9,027,200
      26,000     ORYX ENERGY COMPANY                               347,750
      13,500     SUN COMPANY INC                                   369,563
      52,800     TEXACO INC                                      4,144,800

                      TOTAL OIL-ENERGY                         $68,264,438

                  RETAIL                                  3.34%

                   DEPARTMENT STORES
      10,300     DAYTON HUDSON CORP                               $772,500
      18,500     DILLARD DEPARTMENT STORES                         527,250
      12,600     HARCOURT GENERAL INC                              527,625
      92,800     K MART                                            672,800
      42,200     MAY DEPARTMENT STORES COMPANY                   1,782,950
      17,500     MELVILLE CORPORATION                              538,125
       6,700     MERCANTILE STORES                                 309,875
      36,200     PENNEY JC INC                                   1,724,025
      75,600     SEARS ROEBUCK & CO                              2,948,400
     355,200     WAL MART STORES INC                             7,947,600
      28,000     WINN-DIXIE STORES INC                           1,032,500
      19,000     WOOLWORTH CORP                                    247,000

                   GROCERY
      44,700     ALBERTSON'S INC                                 1,469,513
      27,200     AMERICAN STORES CO                                727,600
         631     BRUNOS INC NEW                                      6,626
       7,800     FLEMING COMPANIES                                 160,875
      13,800     GIANT FOOD INC                                    434,700
       8,800     GREAT ATLANTIC & PACIFIC TEA INC                  202,400
      16,900     KROGER CO                                         633,750
      12,000     SUPERVALUE INC                                    378,000

                   OTHER RETAIL
      17,700     CIRCUIT CITY STORES                               488,963
       3,900     LONGS DRUG STORES CORP                            186,713
      17,800     LOWES COMPANIES INC                               596,300
       6,200     PEP BOYS - MANNY, MOE, AND JACK                   158,875
      44,700     PRICE/COSTCO INC                                  681,675
      14,600     RITE AID CORPORATION                              500,050
       6,100     TANDY CORP                                        253,150
      49,900     TOYS R US                                       1,085,325

                   SPORTING GOODS
       9,200     REEBOK INTERNATIONAL LIMITED                      259,900
       6,700     RUSSELL CORP                                      185,925

                   APPAREL
      17,600     CHARMING SHOPPES INC                               50,600
      20,900     GAP INC                                           877,800
      13,700     NORDSTROM INC                                     554,850

                      TOTAL RETAIL                             $28,924,238

                  UTILITIES                              12.24%

                   ELECTRIC
      37,000     AMERICAN ELECTRIC POWER INC                    $1,498,500
      27,400     BALTIMORE GAS & ELECTRIC CO                       780,900
      29,800     CAROLINA POWER & LIGHT CO                       1,028,100
      37,400     CENTRAL & SOUTH WEST CORP                       1,042,525
      21,800     CINERGY CORP                                      667,625
      45,200     CONSOLIDATED EDISON NY INC                      1,446,400
      28,200     DETROIT EDISON CO                                 972,900
      32,300     DOMINION RESOURCES INC-VA                       1,332,375
      40,800     DUKE POWER CO                                   1,932,900
      45,400     ENTERGY CORP NEW                                1,327,950
      35,600     FPL GROUP INC                                   1,650,950

      20,600     GENERAL PUBLIC UTILITIES CORPORATION              700,400
      51,400     HOUSTON INDUSTRIES INC                          1,246,450
      27,900     NIAGARA MOHAWK POWER                              268,538
      13,000     NORTHERN STATES POWER CO                          638,625
      28,600     OHIO EDISON CO                                    672,100
      44,200     PECO ENERGY CO                                  1,331,525
      89,300     PACIFIC GAS & ELECTRIC                          2,533,888
      50,400     PACIFICORP                                      1,071,000
      44,400     PUBLIC SERVICE ENTERPRISE GROUP                 1,359,750
     126,000     SBC COMMUNICATIONS INC                          7,245,000
      94,700     SCE CORP                                        1,680,925
     132,800     SOUTHERN CO                                     3,270,200
      48,600     UNICOM CORPORATION                              1,591,650
      19,100     UNION ELECTRIC CO                                 797,425

                   GAS
      10,100     COLUMBIA GAS SYSTEM INC                           443,138
      18,100     CONSOLIDATED NATURAL GAS                          821,288
      49,500     ENRON CORP                                      1,887,188
       8,700     NICOR COMMON                                      239,250
      28,500     NORAM ENERGY CORP                                 252,938
       5,100     ONEOK INC                                         116,663
      14,900     PACIFIC ENTERPRISES                               420,925
      31,100     PANHANDLE EASTERN CORP                            866,913
       6,700     PEOPLES ENERGY CORP                               212,725
      16,600     SONAT INC                                         591,375
      43,900     TEXAS UTILITIES CO                              1,805,388

                   TELEPHONE
     277,300     A T & T                                        17,955,175
      22,300     ALLTEL CORP                                       657,850
      83,900     BELL ATLANTIC CORP                              5,610,813
     193,200     BELLSOUTH CORP                                  8,404,200
     178,100     GTE CORP                                        7,836,400
      82,800     NYNEX CORP                                      4,471,200
      79,800     PACIFIC TELESIS GROUP                           2,683,275
      75,700     SPRINT CORP                                     3,018,538
      96,300     U S WEST INC                                    3,442,725
      96,300     US WEST MEDIA GROUP                             1,829,700

                   WASTE DISPOSAL
      44,800     BROWNING FERRIS INDUSTRIES INC                  1,321,600
      42,100     LAIDLAW TRANS INC CL B NON VOTING                 431,525
      87,400     WMX TECHNOLOGIES INC                            2,611,075

                      TOTAL UTILITIES                         $106,020,463

                  MISCELLANEOUS                          11.04%

                   BROADCAST/COMMUNICATIONS
      25,200     CAPITAL CITIES/ABC INC                         $3,109,050
      46,600     COMCAST CORP CLASS A SPL                          847,538
      25,500     GANNETT CO., INC.                               1,565,063
     140,800     MCI COMMUNICATIONS                              3,678,400
     117,000     MOTOROLA INC                                    6,669,000
     110,300     TELE COMMUNICATIONS INC CL A                    2,192,213
      42,200     TELLABS INC                                     1,561,400
      70,700     VIACOM INC CL B VTG                             3,349,413
      99,200     DISNEY WALT CO                                  5,852,800

                   BUSINESS SERVICES
      24,100     AMDAHL CORP                                       204,850
       3,800     AUTODESK INC                                      130,150
      27,900     AUTOMATIC DATA PROCESSING                       2,071,575
      18,200     BLOCK H & R INC                                   737,100
      10,100     COMPUTER SCIENCES CORP                            709,525
      25,700     DONNELLEY R R & SONS                            1,011,938
      14,400     DOW JONES & CO                                    574,200
      30,500     DUN & BRADSTREET                                1,974,875
      10,800     ECOLAB INC                                        324,000
      41,000     FIRST DATA CORP                                 2,741,875
       8,700     GRAINGER W W INC                                  576,375
      15,800     INTERPUBLIC GROUP COMPANIES INC                   685,325
       9,400     OGDEN CORP                                        200,925
       9,700     SAFETY KLEEN CORP                                 151,563
      13,900     SCIENTIFIC-ATLANTA                                208,500
      19,500     SERVICE CORPORATION INTERNATIONAL                 858,000

                   FOOD SERVICE
      30,100     DARDEN RESTAURANTS INC                            357,438
       2,800     LUBYS CAFETERIAS INC                               62,300
     129,400     MCDONALDS CORPORATION                           5,839,175
     162,200     PHILLIP MORRIS COMPANIES INC                   14,679,100
      10,500     RYANS FAMILY STEAK HOUSE                           73,500
       8,600     SHONEY'S INC                                       88,150
      19,800     WENDYS INTERNATIONAL INC                          420,750

                   HOTEL & MOTEL
       9,300     HILTON HOTELS CORP                                571,950
      25,300     ITT CORP NEW                                    1,340,900
      23,500     MARRIOTT INTERNATIONAL CORP                       898,875

                   HOUSING
       3,900     PULTE CORP                                        131,138

                   MED SERV & SUPPLIES
      23,600     BIOMET INC                                        421,850
      10,800     MANOR CARE INC                                    378,000
      50,800     MEDTRONIC INC                                   2,838,450
      12,900     ST. JUDE MEDICAL INC.                             554,700
       4,900     SHARED MEDICAL SYSTEM CORP                        266,438

                   REAL ESTATE
       4,400     CENTEX CORP                                       152,900

                   TRANSPORTATION
      15,000     AMR CORP                                        1,113,750
      26,903     BURLINGTON NORTHERN SANTA FE                    2,098,434
      40,200     CSX CORP                                        1,834,125
      13,300     CONRAIL INC                                       931,000
       3,900     CONSOLIDATED FREIGHTWAYS                          103,350
       9,900     DELTA AIR LINES INC                               731,363
      10,200     FEDERAL EXPRESS CORP                              753,525
       7,900     FLEETWOOD ENTERPRISES INC                         203,425
      23,500     NORFOLK SOUTHERN CORP                           1,865,313
       8,300     PACCAR INC                                        349,638
       5,100     PITTSTON BRINKS GROUP                             160,013
       7,300     ROADWAY SERVICES                                  356,788
      13,700     RYDER SYSTEMS INC                                 339,075
      25,900     SANTA FE PACIFIC GOLD                             314,038
      39,700     SOUTHWEST AIRLINES CO                             923,025
      35,600     UNION PACIFIC CORP                              2,349,600
      13,800     U S AIR GROUP                                     182,850
       6,500     YELLOW CORPORATION                                 80,438

                   MISCELLANEOUS
       6,300     HANDLEMAN CO-DELAWARE                              36,225
      26,200     WARNER-LAMBERT                                  2,544,675

                   TELECOMMUNICATIONS
     116,800     AMERITECH CORP                                  6,891,200
       6,800     HARRIS CORP-DELAWARE                              371,449

                      TOTAL MISCELLANEOUS                      $95,594,558


                                     TOTAL COMMON STOCK       $861,763,006

OTHER

                 PREFERRED STOCKS                         0.00%
         219     TELEDYNE PFRD SERIES E                              3,148
                                                                     3,148

                 MUTUAL FUNDS - OPEN END                  0.67%
   5,774,107     AMERICAN AADVANTAGE MM FUND                     5,774,089
                                                                 5,774,089


                                     TOTAL OTHER                $5,777,237



            TOTAL INVESTMENTS - 100.18% - (cost $744,578,416) $867,540,243

            LIABILITIES IN EXCESS OF OTHER ASSETS -             (1,505,912)

            NET ASSETS - 100%                                 $866,034,331

                 See accompanying notes to financial statements.

To the Board of Directors and Shareholder
Great Lakes Fund, Inc.:


In planning and performing our audit of the financial statements of Great Lakes Fund, Inc. for the year ended December 31, 1995, we consid-ered its internal control structure, including procedures for safeguard-ing securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on the internal control structure.

The management of Great Lakes Fund, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this re-sponsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control poli-cies and procedures. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, er-rors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control structure would not necessari-ly disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Insti-tute of Certified Public Accountants. A material weakness is a condi-tion in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in rela-tion to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters in-volving the internal control structure, including procedures for safe-guarding securities, that we consider to be material weaknesses as de-fined above as of December 31, 1995.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission.



                                        KPMG Peat Marwick, LLP

February 16, 1996
New York, New York